[redacted]

12010731

Section

FEB 16 2012

Washington, DC
123

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AB 3/20

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68624

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E & A Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5960 Fairview Road Suite 400
(No. and Street)

Charlotte (City) NC (State) 28210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Armstrong (704) 496-2650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry, Bekaert, & Holland L.L.P.
(Name – *if individual, state last, first, middle name*)

1111 Metropolitan Ave Suite 1000 (Address) Charlotte (City) NC (State) 28204 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

n.a. 2/21

OATH OR AFFIRMATION

I, Jeffrey T. Aronsohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E&A Advisors, LLC, as of February 13, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC

Signature

CEO

Title

Notary Public My commission expires on July 10, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E & A ADVISORS, LLC

Financial Statements
and
Accompanying Information
for the Year Ended
December 31, 2011

CHERRY
BEKAERT&
HOLLAND

CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

E & A ADVISORS, LLC

Financial Statements
and
Accompanying Information
for the Year Ended
December 31, 2011

E & A ADVISORS, LLC

Contents

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report of Independent Auditor

To the Member of
E & A Advisors, LLC
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of E & A Advisors, LLC (the "Company") as of December 31, 2011, and the related statement of income, changes in member's interest and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E & A Advisors, LLC as of December 31, 2011 and the results of its operations, changes in member's interest and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
January 7, 2012

E & A ADVISORS, LLC

Statement of Financial Condition

December 31, 2011

Assets

Cash and cash equivalents		$ 29,270
Accounts receivable, net		370
Prepaid expenses and other assets		2,383
Total assets		$ 32,023

Liabilities and Member's Interest

Other liabilities		-
Accounts payable		$ 125

Member's Interest

Member's interest	$ 29,197	
Retained earnings	2,701	31,898
Total liabilities and member's interest		$ 32,023

See notes to financial statements.

E & A ADVISORS, LLC

Statement of Income

Year Ended December 31, 2011

Revenues	
Advisory fees	$ 50,000
Private placement fees	35,910
Other income, net	5,882
Total revenues	91,792
Expenses	
Transaction bonus	51,546
Professional fees	11,110
Rent	8,050
Reimburseable client expenses	5,882
Dues and subscriptions	3,250
Taxes and licenses	1,275
Insurance	1,312
Regulatory fees	1,062
Office expenses	2,012
Other expenses	3,592
Total expenses	89,091
Net income	$ 2,701

See notes to financial statements.

E & A ADVISORS LLC

Statement of Changes in Member's Interest

Year Ended December 31, 2011

	Member's Interest	Retained Earnings	Total Member's Interest
Balance, January 1, 2011	$ 51,223	$ -	$ 51,223
Net income	-	2,701	2,701
Distributions to member	(22,026)	-	(22,026)
Balance, December 31, 2011	$ 29,197	$ 2,701	$ 31,898

See notes to financial statements.

E & A ADVISORS LLC

Statement of Cash Flows

Year Ended December 31, 2011

Cash flows from operating activities		
Net income	$	2,701
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in receivables		(370)
Increase in prepaid expenses and other assets		(844)
Increase in accounts payables		125
Net cash provided by operating activities		1,612
Cash flows from financing activities		
Member distributions		(22,026)
Net cash used in financing activities		(22,026)
Net decrease in cash and cash equivalents		(20,414)
Cash and cash equivalents at beginning of year		49,684
Cash and cash equivalents at end of year	$	29,270

E & A ADVISORS, LLC

Notes to Financial Statements
Year Ended December 31, 2011

Note 1 – Nature of operations

E & A Advisors, LLC (the "Company"), a North Carolina limited liability corporation, was formed on May 11, 2010, under the laws of the state of North Carolina and is an investment banking firm providing corporate finance, private placement and advisory services to middle market companies. The sole owner of the Company contributed $50,000 in initial capital contributions and has made another $25,000 contribution. The Company has elected to be registered as a broker-dealer and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission ("SEC"). Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as applicable to brokers and dealers in securities.

Note 2 – Summary of significant accounting policies

Cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Trade accounts receivable are stated less an allowance for doubtful accounts. Credit is extended to customers after an evaluation of the customer's financial condition, and generally collateral is not required. Management's determination of the allowance for doubtful accounts is based on an evaluation of the accounts receivable, past experience, current economic conditions, and other risks inherent in the accounts receivable portfolio. Trade accounts receivable are written-off when, in the opinion of management, such receivables are deemed to be uncollectible. No bad debt expense was incurred in 2011. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. The Company did not deem an allowance for doubtful accounts to be necessary as of December 31, 2011.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

E & A ADVISORS, LLC

Notes to Financial Statements
Year Ended December 31, 2011

Note 2 – Summary of significant accounting policies (continued)

Fee Revenue

The Company's revenues are generated primarily through providing general corporate finance advice, merger and acquisition and private placement-related advisory services. The Company receives non-refundable, upfront advisory fees in most transactions. Due to the extensive research and analysis performed for the client prior to the execution of a services agreement, the Company recognizes upfront advisory fees as revenue upon receipt.

The Company receives placement fees and transaction fees for completed transactions. Referral fees are recognized when earned based upon the terms of signed agreements. Revenues from advisory fee arrangements are recognized in the period earned.

Other revenues relate primarily to billable transaction costs. Billable transaction costs include travel, other out-of-pocket expenses, reproduction and other transaction costs incurred by the Company that are billed to customers under the terms of agreements in place with those customers. These costs are expensed as incurred and billed in accordance with the agreed-upon terms.

Advertising

Advertising costs are expensed as incurred.

Income taxes

The Company has elected to be treated as an S Corporation for state and federal income tax purposes. As such, substantially all income of the Company is reported by the member on his individual income tax return. Accordingly, no provision for income taxes has been included in the accompanying financial statements.

Note 3 – Capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and net capital ratio, which agree with our Focus Report as of December 31, 2011 is as follows:

Net capital	$28,386
Net capital ratio (ratio of indebtedness to capital)	Less than 1%

E & A ADVISORS, LLC

Notes to Financial Statements
Year Ended December 31, 2011

Note 4 – Part I, Form X-17a-5

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

Note 5 – Supplemental cash flow information

As the Company has elected to be treated as an S Corporation for state and federal income tax purposes, no cash was paid for income taxes in 2011. The Company did not incur interest expense in 2011.

Note 6 – Operating lease

The Company leases its office space under a 2-year non-cancelable operating lease, which expires in December 2012. Future minimum lease payments through December 31, 2012 will be $28,296. The Company has entered into an expense sharing agreement with Eitel and Armstrong, LLC, which may offset the lease expense.

Total lease expense for the year ended December 31, 2011 is approximately $18,000, of which the expense allocated to the Company is $8,050. The remaining portion was paid by Eitel and Armstrong, LLC.

Note 7 – Related parties

As discussed in Note 6, the Company has entered into an expense sharing agreement with Eitel and Armstrong, LLC, which is owned by the original member of the Company. The expense sharing agreement includes rent as well as normal and customary charges for taxes, scan, fax, copier, and other similar expenses.

Note 8 – Concentration of credit risk

The Company places its cash and cash equivalents on deposit with a financial institution. The balance at the financial institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. From time-to-time, the Company may have balances in excess of the FDIC insured limit.

Note 9 – Indemnification agreements

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

E & A ADVISORS, LLC

Notes to Financial Statements
Year Ended December 31, 2011

Note 10 – Subsequent event

On November 21, 2011, the Company served notice to Financial Industry Regulatory Authority ("FINRA") that the Company seeks to restructure its current capital structure whereby a second member assumes 50% of the ownership interest in the Company. This structuring will ultimately cause more than 25% ownership change of the Company, which took place 30 days following proper notice to FINRA pursuant to NASD Rule 1017(g)(2) as FINRA did not object to the change within said 30 day period.

The restructuring will preserve the Company's business lines and current executive officer, the original member who holds the titles of CEO, CFO, FinOP, CCO, and AMLCO. The second member shall not be involved in the management of the Company's securities business and has signed a letter of non-involvement. As such, the Company does not expect changes to its compliance documents, including the Business Continuity Plan, CE Needs Analysis and Training Plan, or Written Supervisory Procedures as a result of the ownership change. The aforementioned changes are effective on January 2, 2012.

The Company has evaluated subsequent events through January 7, 2012, in connection with the preparation of these financial statements which is the date of the financial statements were available to be issued.

ACCOMPANYING INFORMATION

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report of Independent Auditor on Accompanying Information

To the Member of
E & A Advisors, LLC
Charlotte, North Carolina

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages eleven and twelve is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
January 7, 2012

E & A ADVISORS, LLC

Computation of Net Capital and Net Capital Ratio

Rule 15c3-1

December 31, 2011

Net worth	$	31,898
Less:		
Nonallowable assets		3,512
Net capital adjustments		3,512
Net capital	$	28,386
Aggregate indebtedness	$	125
Ratio of indebtedness to capital		0.44%

The Net Capital per the audited financial statements agrees to the Net Capital computation in the Focus Report filed for the quarter ended December 31, 2011.

See notes to financial statements.

E & A ADVISORS, LLC

Material Inadequacies - Rule 17a-5(j)

Year Ended December 31, 2011

Material Inadequacy	**Corrective Action Taken or Proposed**
No material inadequacies noted	

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report on Internal Control Required by SEC Rule 17a-5

To the Member of
E & A Advisors, LLC
Charlotte, North Carolina

In planning and performing our audit of the financial statements of E & A Advisors, LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

We made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's abovementioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of the Company's member-managers, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
January 7, 2012